Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: (260) 455-2330

Email: bill.flory@lfg.com

VIA EDGAR

April 15, 2014

Christina Fettig

Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:
Registrant:	Lincoln Advisor Trust
1940Act File No.:	811-22583

Dear Ms. Fettig:

This letter responds to your comments and questions to the September 30, 2013 annual shareholder report (the “Annual Report”) for Presidential Managed Risk 2010 Fund, Presidential Managed Risk 2020 Fund, Presidential Managed Risk 2030 Fund, Presidential Managed Risk 2040 Fund, and Presidential Managed Risk 2050 Fund (the “Funds”), each a series of Lincoln Advisors Trust, on March 26, 2014. The following are your comments and our responses.

1)	Please update the Funds’ series and class information in EDGAR to include the ticker symbol of each class.
A.	The requested revision has been made.

2)	We suggest that the annual average return tables reflect the returns of the benchmark index, as is currently done for the “Growth of $10,000” graphs.
A.	We will consider adding this information in the Funds’ next shareholder reports.

3)	When a Fund invests 25% or more of its assets in a single underlying fund, we suggest adding disclosure of where shareholders can find the financial statements of the underlying fund.
A.	We will add a disclosure in the Notes section of future shareholder reports stating where the underlying funds financial reports can be found.

4)	If a Fund invests in an underlying fund that offers more than one share class, disclose what share class the Fund holds.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: (260) 455-2330

Email: bill.flory@lfg.com

A.	We will add this disclosure to future shareholder reports.

5)	Please confirm that the requirements of Regulation S-X Rule 6-05 have been met.
A.	We confirm that the requirements of Regulation S-X Rule 6-05 have been met. A Statement of Assets and Liabilities was not presented in the Annual Report since the market value of the assets met the 95% requirement.

6)	Regulation S-X Rule 6-07.7(b) requires that distributions received from realized gains be disclosed separately from distributions from income. Please confirm that the Funds’ financial statements do so.
A.	We confirm that the Funds’ financial statements contained in the Annual Report separately disclose distributions from realized gains and distributions from income.

7)	If the Funds’ advisory fee waivers or expense limitations are subject to recapture, please disclose the conditions for such recapture and an aging schedule of amounts subject to recapture. We suggest that the financial statements disclose if no recapture applies to the Funds.
A.	The Funds’ fee waivers or expense limitations are not subject to recapture. We will consider adding disclosure to this effect in the Funds’ future financial statements.

8)	In disclosure of fair valuation hierarchy levels, we suggest that the Funds disclose that the securities held by underlying funds may be of various levels.
A.	We will consider adding disclosure to this effect in the Funds’ future financial statements.

9)	If any matter was submitted during the period covered by the shareholder report to a vote of shareholders, Rule 30e-1(b)(3) under the Investment Company of 1940 requires that investment companies disclose the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each such matter. For future financial statements, please supply such disclosure.
A.	Disclosure to this effect will be included as applicable in the Funds’ future financial statements.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: (260) 455-2330

Email: bill.flory@lfg.com

10)	When an amended filing is filed via EDGAR, we suggest that you include a transmittal letter or other correspondence explaining why the amended filing is being filed.
A.	We will endeavor to have an explanation included with any amended filing with respect to the Funds.

11)	Please provide the Tandy representations.
A.	The Funds acknowledge that the Funds are responsible for the adequacy and accuracy of the disclosure in their filings, that Securities and Exchange Commission Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing, and that the Funds may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any additional comments or questions.

Very truly yours,

/s/ Bill Flory
William Flory, Jr.
Chief Accounting Officer and Vice President

Enclosures

cc: Jill R. Whitelaw, Esq.

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